FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

      * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑      Form 40-F   ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Table of Contents

Page

Press Release dated November 6, 2003, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	3
Delhaize America, Inc. unaudited consolidated financial statements for the third quarter ended September 27, 2003	13

DELHAIZE GROUP REPORTS THIRD QUARTER 2003 RESULTS
Strong Sales and Profit Raise Outlook for the Year

•	Net earnings rise to EUR 53.5 million versus EUR 23.8 million in 2002

•	Earnings before goodwill and exceptionals up by 63.8% to EUR 1.02 per share

•	Sales decline of 7.0% due to 12.5% weaker dollar. Organic sales growth of +2.6% due to +1.0% comparable store sales growth in the U.S. and +5.7% in Belgium

•	Significant improvement on last year’s weak operating margins (4.2% versus 3.4%)

•	Stronger trends raise outlook for the year

BRUSSELS, Belgium, November 6, 2003 — Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, announced today that in the third quarter of 2003 its net earnings per share increased to EUR 0.58 from EUR 0.26 in 2002. Sales improved in the U.S. and continued to be strong in Belgium. Operating margin showed good improvement throughout Delhaize Group compared to weak margins in 2002 and financial charges benefited from lower interest expense and treasury share revaluation. Earnings before goodwill and exceptionals grew by 63.8% to EUR 1.02 per share (EUR 0.62 in 2002) despite a 12.5% weaker U.S. dollar against the euro.

For the first nine months of 2003, Delhaize Group realized EUR 270.4 million free cash flow due to solid earnings. Delhaize Group’s net debt decreased from EUR 3.9 billion at the end of 2002 to EUR 3.3 billion at the end of the third quarter 2003 due to the use of free cash flow and the weaker U.S. dollar.

3rd Q 2003	3rd Q 2002	Change	(in millions of EUR, except EPS)	YTD 2003	YTD 2002	Change

4,687.2	5,042.3	-7.0%	Sales	13,936.5	15,701.3	-11.2%
—	—	+2.6%	Organic sales growth	—	—	+2.0%
194.9	173.8	+12.2%	Operating profit	594.0	596.9	-0.5%
4.2%	3.4%	—	Operating margin	4.3%	3.8%	—
109.2	56.3	+94.2%	Profit before income taxes and exceptional items	329.4	233.6	+41.0%
53.5	23.8	+124.8%	Net earnings	109.1	118.6	-8.0%
93.9	57.3	+63.8%	Earnings before goodwill and exceptionals	286.9	224.0	+28.1%
0.58	0.26	+124.8%	Net EPS (in EUR)	1.18	1.29	-8.0%
1.02	0.62	+63.8%	EPS before goodwill and exceptionals (in EUR)	3.12	2.43	+28.1%

“Our excellent third quarter improvement demonstrates the success of our commitment to deliver systematic improvements to our business”, said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “Our results confirm our sales momentum in the U.S. and our good margin management at all our key banners. We are particularly pleased with the U.S. comparable store sales growth of 1% due to reinforced operational execution and the success of sustainable sales growth initiatives. The sales growth and continued cost discipline enabled us to increase our profitability despite continued reinvestments in our price competitiveness and in other sales building activities.”

Contacts:
Guy Elewaut: +32 2 412 29 48	Ruth Kinzey (U.S. Media): +1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont: +32 2 412 83 21	Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)

THIRD QUARTER 2003 EARNINGS

In the third quarter of 2003, total sales of Delhaize Group decreased by 7.0% to EUR 4.7 billion due to the weakening of the U.S. dollar by 12.5% against the euro. Organic sales growth was +2.6% compared to +2.0% the previous year. The improvement of the sales trend was due to:

•	improving sales momentum at Food Lion and Kash n’ Karry and continued strong sales at Hannaford, resulting in a comparable store sales growth of Delhaize America of +1.0%; and

•	continued strong sales at Delhaize Group’s other operations, with very good comparable store sales growth in Belgium (+5.7%).

Operating costs (excluding depreciation and amortization) improved from 18.7% to 18.1% of sales due to ongoing cost and expense savings at Food Lion and other banners within the Group. The gross margin increased slightly to 25.6% of sales (25.5% in 2002) despite continued reinvestments in our price competitiveness, both in the U.S. and Belgium. Better supplier negotiations, an improved sales mix and an optimised use of zone pricing allowed us to sustain gross margins.

The operating margin of Delhaize Group rose significantly from 3.4% to 4.2% of sales. Delhaize Group posted an operating profit of EUR 194.9 million, 12.2% higher than the prior year. At identical exchange rates, operating profit would have increased by 25.5%. The strong growth reflects a recovery from the low levels of the previous year, when the U.S. operations were first impacted by the slowdown of the U.S. economy and management reorganization costs in the U.S.

Net earnings increased 124.8% to EUR 53.5 million, notwithstanding an exceptional charge of EUR 14.4 million pre-tax related to hurricane Isabel and the 12.5% weaker U.S. dollar. Financial expense declined substantially due to the weaker dollar, lower interest expense and a revaluation of the treasury shares. Per share, net earnings were EUR 0.58 in the third quarter of 2003 compared to EUR 0.26 per share in the third quarter of 2002.

In the third quarter of 2003, earnings before goodwill and exceptionals were EUR 1.02 per share, 63.8% higher than in the third quarter of 2002. At identical exchange rates, earnings before goodwill and exceptionals would have increased by 80.6%.

BALANCE SHEET AND CASH FLOW ANALYSIS

Since the beginning of the year, Delhaize Group has generated EUR 270.4 million free cash flow, including EUR 68.6 million in the third quarter. Delhaize America generated USD 100.3 million free cash flow in the third quarter of 2003, totaling USD 979.6 million since the beginning of 2001 toward the Delhaize America target of USD 1 billion free cash flow in the period 2001-2003.

Delhaize Group’s net debt amounted to EUR 3.3 billion at the end of the third quarter of 2003, a decrease of EUR 586.8 million compared to EUR 3.9 billion net debt at the end of 2002. The decrease was partially due to the weaker U.S. dollar, but Delhaize Group used the full EUR 270.4 million free cash flow on net debt improvement. The net debt to equity ratio was reduced to 94.1% at the end of the third quarter of 2003 compared to 109.4% at the end of 2002, continuing the positive trend in this measure.

GEOGRAPHICAL OVERVIEW

Third Quarter 2003		Sales			Operating Margin		Operating Profit / (Loss)

		3rd Q	3rd Q	2003	3rd Q	3rd Q	3rd Q	3rd Q	2003
(in millions)		2003	2002	/2002	2003	2002	2003	2002	/2002

United States	USD	3,865.7	3,810.1	+1.5%	4.6%	4.0%	176.4	152.6	+15.6%
Belgium	EUR	914.3	857.6	+6.6%	4.5%	2.3%	40.9	19.6	+108.0%
Southern and Central Europe	EUR	283.4	280.6	+1.0%	2.0%	1.8%	5.7	5.0	+15.0%
Asia	EUR	54.2	53.6	+1.0%	-2.3%	-1.8%	(1.2)	(1.0)	-31.9%
TOTAL	EUR	4,687.2	5,042.3	-7.0%	4.2%	3.4%	194.9	173.8	+12.2%

Year-to-Date 2003		Sales			Operating Margin		Operating Profit / (Loss)

		YTD	YTD	2003	YTD	YTD	YTD	YTD	2003
(in millions)		2003	2002	/2002	2003	2002	2003	2002	/2002

United States	USD	11,344.0	11,299.9	+0.4%	4.7%	4.3%	530.4	488.5	+8.6%
Belgium	EUR	2,695.4	2,500.3	+7.8%	4.8%	3.0%	128.1	73.9	+73.3%
Southern and Central Europe	EUR	876.8	848.2	+3.4%	1.5%	1.0%	13.2	8.2	+60.6%
Asia	EUR	160.9	160.6	+0.1%	-2.6%	-1.9%	(4.2)	(3.1)	- 36.4%
TOTAL	EUR	13,936.5	15,701.3	-11.2%	4.3%	3.8%	594.0	596.9	-0.5%

•	In the third quarter of 2003, the contribution of Delhaize America to the sales of Delhaize Group rose by 1.5% to USD 3.9 billion (EUR 3.4 billion). Comparable store sales grew by 1.0%. The sales trend of Delhaize Group’s U.S. operations improved for the fourth consecutive quarter, confirming the stronger sales momentum at Food Lion and Kash n’ Karry and the excellent performance of Hannaford despite the continued competitive environment in all major market areas particularly in the southeast of the U.S.

At the end of the third quarter, approximately 550 Food Lion stores and one distribution center were affected by the hurricane Isabel, through power failure, early closings, evacuation, or property damage. More than 200 stores remained closed for more than one day. The net impact of the hurricane on sales was almost neutral because pre-storm shopping was offset by lost sales during and immediately after the storm. Delhaize Group recorded an exceptional charge of USD 16.1 million (EUR 14.4 million) pre-tax related to Hurricane Isabel, primarily because of perishable product losses due to the power outages.

In the third quarter of 2003, Delhaize America’s operating margin increased from 4.0% to 4.6% of sales. Food Lion and Kash n’ Karry continued to make investments in their price competitiveness, but these investments were largely offset by ongoing initiatives in cost and expense reductions, the positive impact of the stronger sales trend and the better sales mix. A non-recurring charge related to a reorganization of U.S. management negatively impacted margins in the prior year. The operating profit of Delhaize America increased by 15.6% to USD 176.4 million (EUR 156.8 million) due to the sales improvement and strong margins.

At the end of October, Delhaize Group completed its acquisition of 43 Harveys supermarkets, located in central and south Georgia and the Tallahassee, Florida, area, as announced September 2, 2003. The acquisition fills in an area where Food Lion, the largest U.S. banner of Delhaize Group, has a limited presence and it is consistent with the strategy of filling in and reinforcing Delhaize Group’s presence in its current geographic territory. Harveys will enjoy the operational support of Food Lion.

•	In the third quarter of 2003, Delhaize Belgium sales grew by 6.6% to EUR 914.3 million due to the expansion of the sales network (+22 stores compared to last year) and comparable store sales growth of 5.7% (adjusted for calendar differences). The ongoing strong comparable store sales growth was due to the success of Delhaize Belgium’s commercial initiatives and the continued reinvestment in prices. The market share of Delhaize Belgium also increased.

Despite its price investments, the operating margin of Delhaize Belgium grew significantly to 4.5% (2.3% in 2002) due to disciplined cost management, the strong sales momentum and improved sales mix. A shrink problem negatively impacted margins in the prior year. The strong sales and operating margin resulted in an operating profit at Delhaize Belgium of EUR 40.9 million compared to EUR 19.6 million in 2002.

•	In the third quarter of 2003, sales in the Southern and Central European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) grew by 1.0% to EUR 283.4 million. Summer sales were weak at Alfa-Beta in Greece but were improving again by the end of the quarter while margins remained strong. Delvita’s sales in the Czech Republic and Slovakia remained weak due to price deflation and the competitive environment, but its operating margin evolved favorably due to an improved sales mix and effective cost management. The operating profit of the Southern and Central European operations of Delhaize Group grew 15.0% to EUR 5.7 million in the third quarter of 2003.

•	Sales of the Asian operations of Delhaize Group amounted to EUR 54.2 million compared to EUR 53.6 million in 2002. The increase remained limited due to the depreciation of the Asian currencies against the euro. In local currencies, the sales growth of the Asian operations was more significant. The operating loss of the Asian activities of Delhaize Group amounted to EUR -1.2 million in the third quarter.

2003 FINANCIAL OUTLOOK

The third quarter results and the improving sales trend lead the management of Delhaize Group to revise upward the sales and earnings outlook for the Company for 2003.

•	In 2003, the sales network of Delhaize Group is expected to grow by approximately 79 stores to a total of 2,606 stores. Previously, 2,580 stores were planned at year-end. The increase is mainly related to the acquisition of Harveys.

•	At identical exchange rates, it is expected that annual sales of Delhaize Group will grow in 2003 by 4.0% to 4.5% (including 53 weeks of sales at Delhaize America) instead of the 2.0% to 3.5% previously forecasted. Assuming an exchange rate of EUR 1 = USD 1.177 for the balance of the year, this implies sales in 2003 of EUR 18.8 billion to EUR 18.9 billion.

•	Delhaize America’s comparable store sales growth in 2003 is projected to be flat to slightly positive instead of -1.0% to flat as previously indicated.

•	Delhaize Group’s expectations for 2003 earnings before goodwill and exceptionals has improved, at identical exchange rates, to an increase of +25% to +30%. Previous guidance was an increase of +15% to +20%. Assuming an exchange rate of EUR 1 = USD 1.177 for the balance of the year, earnings before amortization of goodwill and intangibles and exceptional items would be between EUR 360 million and EUR 376 million versus EUR 334 million in 2002.

•	At identical exchange rates, Delhaize Group’s net earnings expectation is flat to +10% as compared to 2002. Previous guidance was a net earnings decrease of -13% to flat earnings as compared to 2002. The net earnings guidance includes the impact of previously reported exceptional expenses related to U.S. store closings, the streamlining of Food Lion’s support structure, the inventory accounting method change at Food Lion and Kash n’ Karry and Hurricane Isabel amounting to a total of EUR 153.0 million at identical exchange rates. Assuming an exchange rate of EUR 1 = USD 1.177 for the balance of the year, reported earnings would be between EUR 150 million and EUR 166 million.

      Future charges or gains on asset disposals, impairments or financing activities could alter this projection.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eleven countries on three continents. At the end of September 2003, Delhaize Group’s sales network consisted of 2,522 stores. In 2002, Delhaize Group posted EUR 20.7 billion (USD 19.6 billion) in sales and EUR 178.3 million (USD 168.6 million) in net earnings. Delhaize Group employs approximately 144,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Conference Call and Webcast

The Delhaize Group management will comment on the third quarter 2003 results during a conference call starting November 6, 2003 at 03.00 p.m. CET / 09:00 a.m. EST. The conference call can be attended by calling + 44 20 7019 0810 (U.K.) or + 1 773 756 4602 (U.S.), with “Delhaize” as password. The meeting will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the web cast will be available after the conference call at http://www.delhaizegroup.com.

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Number of Stores

	End of
	3rd Q 2003	Change 3rd Q 2003	End of 2nd Q 2003	End of 2003 Planned

United States	1,456	+7	1,449	1,515
Belgium (1)	719	+3	716	733
Greece (2)	118	+4	114	123
Czech Republic	92	—	92	95
Slovakia	14	—	14	14
Romania	15	+1	14	16
Thailand	36	-1	37	36
Indonesia	37	+3	34	38
Singapore	35	—	35	36
TOTAL	2,522	+17	2,505	2,606

(1)	Including 22 stores in the Grand-Duchy of Luxembourg and one store in Germany

(2)	Including Trofo Market-affiliated stores. These stores are formerly ENA wholesale customers that have been converted to full affiliated operations.

Income Statement

3rd Q 2003	3rd Q 2002	(in millions of EUR)	YTD 2003	YTD 2002

4,687.2	5,042.3	Sales	13,936.5	15,701.3
(3,489.8)	(3,757.1)	Cost of goods sold	(10,351.1)	(11,632.7)
1,197.4	1,285.2	Gross profit	3,585.4	4,068.6
25.6%	25.5%	Gross margin	25.7%	25.9%
(115.4)	(128.6)	Depreciation	(346.1)	(417.2)
(39.1)	(41.3)	Amortization of goodwill and intangibles	(117.9)	(129.5)
(848.0)	(941.5)	Salaries, miscellaneous goods and services,	(2,527.4)	(2,925.0)
		other operating income/ (expense)
18.1%	18.7%	Operating costs (excl. depreciation and amortization) % of sales	18.1%	18.6%
194.9	173.8	Operating profit	594.0	596.9
4.2%	3.4%	Operating margin	4.3%	3.8%
(85.7)	(117.5)	Financial income / (expense)	(264.6)	(363.3)
109.2	56.3	Profit before income taxes and exceptional items	329.4	233.6
(2.7)	(0.4)	Other income / (expense)	(4.3)	(1.1)
(13.7)	—	Exceptional income / (expense)	(130.1)	(1.1)
92.8	55.9	Profit before income taxes	195.0	231.4
(38.0)	(32.3)	Income taxes	(84.1)	(114.4)
—	—	Share in results of companies at equity	—	—
54.8	23.6	Net profit from consolidated companies	110.9	117.0
(1.3)	0.2	Minority interests	(1.8)	1.6
53.5	23.8	Net earnings	109.1	118.6
1.1248	0.9838	Average EUR exchange rate in USD	1.1118	0.9268

Earnings per Share

3rd Q 2003	3rd Q 2002	(in EUR)	YTD 2003	YTD 2002

1.19	0.61	Profit before income taxes and exceptional items	3.58	2.54
0.58	0.26	Net earnings	1.18	1.29
1.02	0.62	Earnings before goodwill and exceptionals	3.12	2.43
92,069,143	92,062,054	Weighted average number of shares	92,062,761	92,071,717
92,392,704	92,392,704	Number of shares outstanding at the end of the 3rd quarter(1)	92,392,704	92,392,704

(1)	In the third quarter of 2003, Delhaize Group repurchased 10,000 shares and used (in conjunction with stock option exercises) 11,572 shares. Delhaize Group owned 327,438 treasury shares at the end of September 2003, when they were valued at EUR 35.00.

Earnings Reconciliation

3rd Q 2003	3rd Q 2002	(in millions of EUR)	YTD 2003	YTD 2002

53.5	23.8	Net earnings	109.1	118.6
		Add (subtract):
39.1	41.3	Amortization of goodwill and intangibles	117.9	129.5
(7.1)	(7.8)	Taxes and minority interests on amortization of	(21.5)	(24.8)
		goodwill and intangibles
13.7	—	Exceptional income / (expense)	130.1	1.1
(5.3)	—	Taxes and minority interests on exceptional	(48.7)	(0.4)
		income / (expense)
93.9	57.3	Earnings before goodwill and exceptionals	286.9	224.0

Balance Sheet

(in millions of EUR)	September 30, 2003		December 31, 2002		September 30, 2002

Assets
Fixed assets	7,41	2.5	8,08	0.6	8,40	9.3
Goodwill	2,991.5		3,163.1		3,247.7
Other intangible assets	986.8		1,138.6		1,236.3
Tangible assets	3,393.1		3,743.3		3,881.0
Financial assets	41.1		35.6		44.3
Current assets	2,62	9.1	2,75	9.5	2,78	4.4
Inventories	1,448.9		1,707.7		1,695.0
Receivables and other assets	572.8		628.2		598.4
Treasury shares	11.0		5.9		5.3
Cash and short-term investments	596.4		417.7		485.7
Total assets	10,04	1.6	10,84	0.1	11,19	3.7
Liabilities
Group equity	3,51	6.8	3,56	3.0	3,68	7.5
Shareholders’ equity	3,482.4		3,528.7		3,655.1
Minority interests	34.4		34.3		32.4
Provisions and deferred tax liabilities	72	0.3	87	0.8	86	1.6
Long-term debt	3,52	6.2	3,80	6.6	4,08	9.3
of which financial debt	3,510.2		3,790.5		4,075.0
Current liabilities	2,27	8.3	2,59	9.7	2,55	5.3
of which financial liabilities	397.2		525.0		501.7
Total liabilities	10,04	1.6	10,84	0.1	11,19	3.7
EUR exchange rate in USD	1.16	52	1.04	87	0.98	60

Net Debt Reconciliation

(in millions of EUR)	September 30, 2003	December 31, 2002	September 30, 2002

Long term financial debt	3,510.2	3,790.5	4,075.0
Current financial liabilities	397.2	525.0	501.7
Cash and short-term investments	(596.4)	(417.7)	(485.7)
Net debt	3,311.0	3,897.8	4,091.0
Net debt to equity ratio	94.1%	109.4%	110.9%

Cash Flow Statement

3rd Q 2003	3rd Q 2002	(in millions of EUR)	YTD 2003	YTD 2002

		Operating activities
54.8	23.6	Income before minority interests	110.9	117.0
		Adjustments for
154.4	169.9	Depreciation and amortization	470.9	546.7
132.8	130.8	Income taxes and interest expenses	413.9	435.2
1.5	13.2	Other non-cash items	3.5	24.7
(0.5)	0	Change in accounting method	82.7	—
(50.1)	(85.3)	Changes in working capital requirement	(37.6)	54.8
(18.1)	(4.6)	Uses of provisions for liabilities and deferred taxation	(78.0)	(25.0)
(19.9)	(24.5)	Interests paid	(183.0)	(230.2)
(53.2)	5.6	Income taxes paid	(146.6)	(49.5)
201.7	228.7	Net cash provided by operating activities	636.7	873.7
		Investing activities
—	(0.2)	Purchase of shares in consolidated companies, net of	(0.2)	(9.5)
		cash and cash equivalents acquired
(132.9)	(147.5)	Purchase of tangible assets (capital expenditures)	(309.2)	(434.4)
(3.4)	—	Investment in debt securities	(80.3)	—
(0.3)	7.6	Other investing activities	26.1	21.2
(136.6)	(140.1)	Net cash used in investing activities	(363.6)	(422.7)
65.1	88.6	Cash flow before financing activities	273.1	451.0
		Financing activities
0.3	0.5	Proceeds from the exercise of share warrants and stock	0.5	4.9
		options
(0.3)	(0.7)	Treasury shares repurchased	(0.6)	(13.3)
(18.6)	(41.0)	Additions to (repayments of) long-term loans (net of	53.1	(54.7)
		direct financing costs)
(56.7)	(62.1)	Repayments of short-term loans	(109.9)	(115.9)
0.1	—	Dividend and Director’s remuneration paid (incl.	(83.0)	(135.8)
		dividend from subsidiaries to minority interest)
(75.2)	(103.3)	Net cash used in financing activities	(139.9)	(314.8)
(7.9)	14.5	Effect of foreign exchange translation differences and	(30.4)	(35.2)
		change of scope of consolidation
(18.0)	(0.2)	Net increase in cash and cash equivalents	102.8	101.0
538.5	485.9	Cash & cash equivalents at beginning of period	417.7	384.7
520.5	485.7	Cash & cash equivalents at end of period(1)	520.5	485.7

(1)	To reconcile with the cash and short-term investments reported in the balance sheet as of September 30, 2003, an amount of EUR 75.9 million should be added representing investments in debt securities.

Free Cash Flow Reconciliation

3rd Q 2003	3rd Q 2002	(in millions of EUR)	YTD 2003	YTD 2002

201.7	228.7	Net cash provided by operating activities	636.7	873.7
(136.6)	(140.1)	Net cash used in investing activities	(363.6)	(422.7)
3.4	—	Investment in debt securities	80.3	—
0.1	—	Dividends and directors’ remuneration paid	(83.0)	(135.8)
68.6	88.6	Free cash flow (after dividend payments)	270.4	315.2

Organic Sales Growth Reconciliation

3rd Q 2003	3rd Q 2002%		(in millions of EUR)	YTD 2003	YTD 2002%

4,687.2	5,042.3	-7.0%	Sales	13,936.5	15,701.3	-11.2%
487.5	—	—	Effect of exchange rates	2,072.3	—	—
5,174.7	5,042.3	+2.6%	Sales at identical exchange rates	16,008.8	15,701.3	+2.0%
5,174.7	5,042.3	+2.6%	Organic sales growth	16,008.8	15,701.3	+2.0%

Adjusted EBITDA Reconciliation

3rd Q 2003	3rd Q 2002	(in millions of EUR)	YTD 2003	YTD 2002

53.5	23.8	Net earnings	109.1	118.6
		Add (subtract):
1.3	(0.2)	Minority interests	1.8	(1.6)
38.0	32.3	Income taxes	84.1	114.4
13.7	—	Exceptional income/(expense)	130.1	1.1
2.7	0.4	Other income/(expense)	4.3	1.1
85.7	117.5	Financial income/(expense)	264.6	363.3
115.4	128.6	Depreciation	346.1	417.2
39.1	41.3	Amortization of goodwill and intangibles	117.9	129.5
349.4	343.7	Adjusted EBITDA	1,058.0	1,143.6
7.5%	6.8%	As % of sales	7.6%	7.3%

Identical Exchange Rates Reconciliation

(in millions of
EUR, except per
share amounts)	3rd Q 2003			3rd Q 2002	2003/2002

	At Actual	Impact of	At Identical		At Actual	At Identical
	Rates	Exchange Rates	Rates		Rates	Rates

Sales	4,687.2	487.5	5,174.7	5,042.3	-7.0%	+2.6%
Adjusted EBITDA	349.4	39.5	388.9	343.7	+1.7%	+13.2%
Operating profit	194.9	23.1	218.0	173.8	+12.2%	+25.5%
Net earnings	53.5	7.7	61.2	23.8	+124.8%	+157.5%
Net EPS	0.58	0.08	0.66	0.26	+124.8%	+157.5%
Earnings before goodwill and exceptionals	93.9	9.6	103.5	57.3	+63.8%	+80.6%
EPS before goodwill and exceptionals	1.02	0.10	1.12	0.62	+63.8%	+80.6%
Free cash flow	68.6	4.8	73.4	88.6	-22.6%	-17.2%

(in millions of
EUR, except per
share amounts)		YTD 2003		YTD 2002	2003/2002

	At Actual	Impact of	At Identical		At Actual	At Identical
	Rates	Exchange Rates	Rates		Rates	Rates

Sales	13,936.5	2,072.3	16,008.8	15,701.3	-11.2%	+2.0%
Adjusted EBITDA	1,058.0	174.0	1,232.0	1,143.6	-7.5%	+7.7%
Operating profit	594.0	102.0	696.0	596.9	-0.5%	+16.6%
Net earnings	109.1	15.4	124.5	118.6	-8.0%	+5.1%
Net EPS	1.18	0.17	1.35	1.29	-8.0%	+5.1%
Earnings before goodwill and exceptionals	286.9	42.4	329.3	224.0	+28.1%	+47.1%
EPS before goodwill and exceptionals	3.12	0.46	3.58	2.43	+28.1%	+47.1%
Free cash flow	270.4	59.6	330.0	315.2	-14.2%	+4.7%

(in millions of EUR)	September 30, 2003			Dec 31, 2002	Change

Net debt	3,311.0	297.6	3,608.6	3,897.8	-15.1%	-7.4%

REPORT OF THE STATUTORY AUDITORS

We have conducted a limited review of the interim consolidated accounts of Delhaize Group as at September 30, 2003. Our limited review consisted, for the most part, of analyzing and discussing financial information and was consequently less extensive than a review the purpose of which was to form an opinion on annual accounts. Our limited review did not reveal any significant adjustments which would be required to be made to the interim consolidated accounts as presented. — Deloitte & Touche Reviseurs d’Entreprises, represented by Mr James Fulton.

FINANCIAL CALENDAR

•	Press release — 2003 sales	January 15, 2004
•	Press release — 2003 fourth quarter results	March 11, 2004
•	Press release — 2004 first quarter results	May 6, 2004
•	Ordinary general meeting of shareholders	May 27, 2004

DEFINITIONS

•	Adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other income/(expense), exceptional income/(expense) and minority interests

•	Comparable store sales: sales from the same stores, including relocations and expansions

•	Earnings before goodwill and exceptionals: net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests

•	Earnings before goodwill and exceptionals per share: earnings before goodwill and exceptionals divided by the weighted average number of shares during the period

•	Free cash flow: cash flow before financing activities and financial investments, less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests

•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)

•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus short-term investments (excl. treasury shares) and cash.

•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, including treasury shares

•	Salaries, miscellaneous goods and services and other operating income/expense (excluding depreciation and amortization of goodwill): include shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

Adjusted EBITDA and earnings before goodwill and exceptionals are presented as additional analytical information. We do not represent adjusted EBITDA and earnings before goodwill and exceptionals as alternative measures to net earnings, which is determined in accordance with Belgian GAAP. Adjusted EBITDA and earnings before goodwill and exceptionals as reported by Delhaize Group might differ from similarly titled measures by other companies.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2002 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.
Unaudited Condensed Consolidated Financial Statements*
for the Third Quarter Ended September 27, 2003

TABLE OF CONTENTS

Page

Condensed Consolidated Statements of Income (unaudited) for the 13 Weeks Ended September 27, 2003 and September 28, 2002 and for the 39 Weeks Ended September 27, 2003 and September 28, 2002	14

Condensed Consolidated Balance Sheets at September 27, 2003 and December 28, 2002	15

Condensed Consolidated Statements of Cash Flows for the 39 Weeks ended September 27, 2003 and September 28, 2002	16

Supplemental Financial Information for the 13 Weeks Ended September 27, 2003 and September 28, 2002 and for the 39 Weeks ended September 27, 2003 and September 28, 2002	17

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
For the 13 Weeks ended September 27, 2003 and September 28, 2002 and for the 39 Weeks ended September 27, 2003 and September 28, 2002
(Dollars in thousands)

	13 Weeks	13 Weeks	39 Weeks	39 Weeks
	Sept 27, 2003	Sept 28, 2002	Sept 27, 2003	Sept 28, 2002

	(A)	(B)	(C)	(D)	A%	B%	C%	D%

Net sales and other revenues	$3,872,194	$3,774,860	$11,347,091	$11,191,282	100.00	100.00	100.00	100.00
Cost of goods sold	2,912,871	2,822,274	8,553,074	8,338,374	75.23	74.76	75.38	74.51
Selling and administrative expenses	778,100	778,586	2,296,190	2,302,686	20.09	20.63	20.23	20.57

Operating income	181,223	174,000	497,827	550,222	4.68	4.61	4.39	4.92
Interest expense	78,373	83,019	237,146	252,406	2.02	2.20	2.09	2.26
Net gain from extinguishment of debt	—	882	—	882	0.00	0.02	0.00	0.01
Net other loss from extinguishment of debt	—	260	—	260	0.00	0.01	0.00	0.00

Income from continuing operations before income taxes	102,850	91,603	260,681	298,438	2.66	2.42	2.30	2.67
Provision for income taxes	38,353	36,412	95,883	117,720	0.99	0.96	0.85	1.05

Income before loss from discontinued operations, net of tax	64,497	55,191	164,798	180,718	1.67	1.46	1.45	1.62
Loss from discontinued operations, net of tax	1,371	3,133	26,536	8,606	0.04	0.08	0.23	0.08

Income before cumulative effect of changes in accounting principle	63,126	52,058	138,262	172,112	1.63	1.38	1.22	1.54
Cumulative effect of changes in accounting principle, net of tax	—	—	10,946	284,097	0.00	0.00	0.10	2.54

Net income (loss)	$63,126	$52,058	$127,316	$(111,985)	1.63	1.38	1.12	(1.00)

NOTE: Cost of goods sold and selling and administrative expenses for the 13 weeks ended September 27, 2003 includes $14.7 million (0.38%) and $1.4 million (0.04%), respectively, in storm loss and costs related to Hurricane Isabel.

DELHAIZE AMERICA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 27, 2003 and December 28, 2002

(Dollars in thousands)	September 27, 2003	December 28, 2002

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$302,412	$131,641
Receivables, net	121,947	142,371
Receivable from affiliate	12,256	14,483
Income tax receivable	196	6,036
Inventories	1,197,673	1,340,847
Prepaid expenses	43,047	30,622
Deferred tax assets	39,559	18,976
Other assets	10,466	—

Total current assets	1,727,556	1,684,976
Property and equipment, net	2,972,293	3,041,465
Goodwill, net	2,907,305	2,907,305
Other intangibles, net	776,828	792,689
Reinsurance recoverable from affiliate	128,943	119,827
Other assets	175,524	88,554

Total assets	$8,688,449	$8,634,816

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$717,362	$762,179
Dividend payable	—	114,636
Payable to affiliate	—	8,959
Accrued expenses	398,501	314,851
Capital lease obligations — current	34,555	32,652
Long term debt — current	14,125	28,294
Other liabilities — current	55,825	49,372

Total current liabilities	1,220,368	1,310,943
Long-term debt	2,938,415	2,951,072
Capital lease obligations	672,317	698,283
Deferred income taxes	294,718	357,314
Other liabilities	274,808	273,502

Total liabilities	5,400,626	5,591,114
Shareholders’ equity:
Class A non-voting common stock	163,076	53,222
Class B voting common stock	37,736	37,645
Accumulated other comprehensive loss, net of tax	(66,579)	(71,130)
Additional paid-in capital, net of unearned compensation	2,471,696	2,467,397
Retained earnings	681,894	556,568

Total shareholders’ equity	3,287,823	3,043,702

Total liabilities and shareholders’ equity	$8,688,449	$8,634,816

DELHAIZE AMERICA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
For the 39 weeks ended September 27, 2003 and September 28,2002
(Dollars in thousands)

	39 Weeks	39 Weeks
	9/27/2003	9/28/2002

Cash flows from operating activities
Net income/ (loss)	$127,316	$(111,985)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of changes in accounting principle, net of tax	10,946	284,097
Change in accounting method	87,308	—
Discontinued operations	27,844	—
Streamline charges	2,346	—
Depreciation and amortization	336,350	340,602
Depreciation and amortization — discontinued operations	480	4,478
Amortization of debt fees/costs	1,466	1,507
Amortization of debt premium/(discount)	754	852
Amortization of deferred loss on derivative	6,215	6,378
Amortization and termination of restricted shares	4,014	8,783
Accrued interest on interest rate swap	(3,929)	(4,780)
Loss on disposals of property and capital lease terminations	623	298
Net gain from extinguishment of debt	—	(882)
Net other loss from extinguishment of debt	—	260
Deferred income taxes (benefit) provision	(85,541)	5,035
Other	698	(538)
Changes in operating assets and liabilities which provided (used) cash:
Receivables	20,424	78,789
Net receivable from affiliate	(6,732)	2,930
Income tax receivable	12,018	8,429
Inventories	35,616	8,090
Prepaid expenses	(12,425)	(14,550)
Other assets	4,626	(63)
Accounts payable	(41,692)	(2,601)
Accrued expenses	80,135	109,413
Income taxes payable	—	60,684
Other liabilities	(27,439)	(18,095)

Total adjustments	454,105	879,116

Net cash provided by operating activities	581,421	767,131

Cash flows from investing activities
Capital expenditures	(263,702)	(333,383)
Proceeds from sale of property	10,310	11,654
Other investment activity	(15,197)	(1,565)

Net cash used in investing activities	(268,589)	(323,294)

Cash flows from financing activities
Net payments under short-term borrowings	—	(140,000)
Principal payments on long-term debt	(25,390)	(76,238)
Principal payments under capital lease obligations	(23,681)	(22,328)
Escrow funding for Senior Notes	(86,592)	—
Taxes paid on capital contribution	(4,692)	—
Dividends paid	—	(86,023)
Parent common stock repurchased	(2,306)	(11,459)
Proceed from issuance of Parent common stock for options	600	4,586

Net cash used in financing activities	(142,061)	(331,462)

Net increase in cash and cash equivalents	170,771	112,375
		—
Cash and cash equivalents at beginning of period	131,641	137,206

Cash and cash equivalents at end of period	$302,412	$249,581

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	21,247	37,331
Capitalized lease obligations terminated for store properties and equipment	2,163	1,882
Record dividend to Delhaize Group and Detla in stock	109,944	—
Change in reinsurance recoverable and other liabilities	9,116	1,947
Other	471	—
Investment in WWRE	—	3,000
Delhaize Group Share Exchange final adjustment to purchase price allocation:
Property	—	44,433
Deferred income taxes	—	43,752
Capital lease obligations	—	4,475
Accrued expenses	—	5,156
Reclassification of deferred taxes to goodwill related to intangible assets that did not meet the separability criteria of SFAS No.141	—	117,895

DELHAIZE AMERICA, INC.
Supplemental Information
(unaudited)

	Third quarter ended		Year to date

	Sept 27,	Sept 28,	Sept 27,	Sept 28,
	2003	2002	2003	2002

Adjusted EBITDA (Dollars in millions):
Net income/ (loss)	$63.1	$52.0	$127.3	$(112.0)
Add (subtract):
Cumulative effect of change in accounting principle	—	—	10.9	284.1
Discontinued operations, net of tax	1.4	3.1	26.5	8.6
Net gain from extinguishment of debt	—	(0.9)	—	(0.9)
Net other loss from extinguishment of debt	—	0.3	—	0.3
Income taxes	38.3	36.4	95.9	117.7
Interest expense	78.4	83.0	237.2	252.4
Depreciation	103.7	104.7	308.1	312.3
Amortization of intangible assets	9.6	9.4	28.3	28.3
LIFO expense	0.6	0.6	1.3	2.6

Adjusted EBITDA	$295.1	$288.6	$835.5	$893.4

As a percent of Delhaize America sales	7.6%	7.7%	7.4%	8.0%

EARNINGS BEFORE AMORTIZATION AND EXCEPTIONAL ITEMS (Dollars in millions):
Net income	$63.1	$52.0	$127.3	($112.0)
Add back, net of tax:
Cumulative effect of change in accounting principle	—	—	10.9	284.1
Amortization of intangibles	6.0	5.8	17.6	17.5

Earnings before amortization and exceptional items	$69.1	$57.8	$155.8	$189.6

FREE CASH FLOW RECONCILIATION (Dollars in thousands):
Net cash provided by operating activities	$228,872	$233,416	$581,421	$767,131
Net cash used in investing activities	(128,564)	(126,229)	(268,589)	(323,294)
Less Dividends paid	—	(86,023)	—	(86,023)

Free cash flow	$100,308	$21,164	$312,832	$357,814

NET DEBT RECONCILIATION (Dollars in thousands):
Long-term debt			$2,938,415	$2,998,652
Capital lease obligations			672,317	700,452
Long-term debt current			14,125	28,022
Capital lease obligations — current			34,555	31,007
Short term borrowings			—	—
Cash and cash equivalents			(302,412)	(249,581)
Escrow funding for Senior Notes			(86,592)	0

Net debt			$3,270,408	$3,508,552

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:
Stores opened	8	5	18	26
Stores acquired	0	0	0	0
Stores closed	1	2	47	10
Stores renovated	68	28	85	92
Total stores			1456	1475
Capital expenditures (dollars in millions)	$121.8	$130.5	$263.7	$333.4
Total square footage (in millions)			53.8	54.1
Square footage increase			-1%	2%

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: November 6, 2003	By:	/s/ Michael R. Waller

Michael R. Waller Executive Vice President